Exhibit 99.2

UTStarcom Holdings Corp. Fourth Quarter and Full Year 2013 Results NASDAQ: UTSI March 20, 2014 Mr. William Wong, CEO Mr. James Lu, President Mr. Robert Pu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Introduction Update on Operating Progress Update on Shareholder Value Initiatives Our Go-forward Strategy Global Sales & Marketing Growth Plan and Recent Customer Wins Overview of Fourth Quarter and Full Year 2013 Results Company Outlook 1 2 3 4 5 6 7

1 Introduction 4

Introduction 5 Ended 2013 on a very strong note, both financially and operationally. Reached several technical and financial milestones and are carving out a highly differentiated market position for our broadband business. We achieved new customer wins, new product launches and stabilizing financials, among other developments: Launched a number of innovative new broadband products. Completed the first phase of a major initiative to develop a platform of products based on Software Defined Networking (“SDN”) technology. Secured several new tier one carrier customers engagements for telecom infrastructure projects. Resumed positive sales growth. Achieved our very aggressive internal target of hitting positive operating cash flow, after adjusting for one-time, non-recurring items.

Introduction 6 Took several decisive steps to restructure the business Completed divestitures of unprofitable and non-core businesses. Staff reductions and deep cost cuts. Invest in and grow our broadband business - the future of the Company. UTStarcom is now a much leaner organization with a well-defined and globally competitive broadband product portfolio. The Company will target opportunities both where we have an established presence, such as Japan and India, as well as in new markets, particularly in Asia, the Americas and Europe.

2 Update on Operating Progress 7

Driving The Broadband Business 8 Demonstrated our “simple network, simple operation” philosophy to help our carrier customers to deploy new networks, offer new revenue-generating services and run their networks more efficiently. The Company launched a number of new products right on schedule: TN765, the 100G addition to our family of packet optical transport products. The MSG10K WiFi Access Controller which has already been deployed in Japan. TN-701, Ethernet Access Device (EAD) which is already in commercial deployment in Korea. A series of PON products through our partnership with DASAN Networks of Korea. Completed the first phase of our SDN development efforts and internally launched proprietary SOOTM (Software-defined Open Optical network) network platform. In June 2013, we completed a concept demo and are now preparing for a “proof of concept” field trial on the network for a major customer. Completed a major network upgrade involving over eight thousand nodes for our largest customer and one of Japan’s largest telecom operators.

Making Smart Strategic Investment in New Media 9 iTV Media Continued to flourish in the first commercial launch of its flagship product, through a strategic partnership with national telecommunications provider, TOT. 160K subscribers as of the end of 2013. Customer satisfaction rates for this service exceed those for all other services that TOT offers. aioTV Secured several new customers in South and Central America. aioTV launched its PassBox IP video set-top box, going head-to-head with AppleTV, Roku and Chromecast. In 2013, named as one of only four technology vendors at Gartner that are essential for success in the digital media business. Most recently, aioTV management team were recognized for innovation and leadership in the development of digital media technology at the CableFAX Digital & Tech Award ceremony. The Company will benefit as a strategic investor and share in the subscription-based revenue streams. In addition, we will look for opportunities to market their products to our broadband customers, which in turn increases our value and relevance to the buyers of our broadband products.

3 Update on Shareholder Value Initiatives 10

 Concluded several important initiatives to enhance shareholder value as part of the Company’s longstanding commitment to shareholders. Returned approximately $45 million to shareholders through the end of 2013, inclusive of a stock buyback plan and tender offer: In January 2013 completed a $30 million tender offer -- approximately 30% premium to the price of the stock at the time the tender was announced. Completed a three-to-one reverse share split that took effect in March 2013. Completed an aggressive share buyback plan which was initiated in 2011. Returning Cash to Shareholders 11

4 Our Go-forward Strategy 12

Our post-restructuring plan includes several specific initiatives: We will bolster our broadband business by undertaking the following: Refresh our marketing and sales initiatives to broaden our presence globally including Asia, U.S. and Europe. Will harness our in-house R&D capabilities to stay on the forefront of developments in Packet Optical Transport, wireless broadband access technologies and SDN. Will add new technologies and products to our portfolio through joint R&D efforts or other partnerships. Will leverage our success in WiFi “data offloading solutions” to offer value added services such as e-commerce and big data analytics. We will monetize our investments in iTV Media and aioTV. Benefit as an investor in the appreciation and the investments are maturing. Provide opportunities to market new media products to broadband customers. Yield insights to ensure that our broadband technology is capable of supporting networks that deliver highly customized, “on demand” mobile and fixed-line entertainment features that consumers want. Our Go-forward Strategy 13

5 Global Sales & Marketing Growth Plan and Recent Customer Wins 14

 Deepen penetration into existing commercial markets Develop and source additional synergistic products for existing customers. Develop new customers especially in large markets where there are multiple tier-one carriers. Enter new geographic markets with our existing customers as they expand beyond their home market. Entering new markets via global partnerships Fully leverage our current value added Channel Partnerships to penetrate in new markets of APAC, Europe and the U.S. Three Pronged Marketing & Sales Plan 15

 We signed a long-term contract to supply Chunghwa Telecom in Taiwan for a major packet optical transport installation that will last up to three years. In Indonesia, we have secured a major packet optical transport project that will support mobile backhaul services for the country’s largest cellular service provider. And in Brazil, the largest market in the Americas beside the US, we won a contract with a major telecom service provider on a mobile backhaul and fixed line network build out. Recent Customer Wins Around The World 16

Multinational Sales & Marketing Network 17

Overview of Fourth Quarter and Full Year 2013 Results 18

19 Summary Overview Non-GAAP Key Financial Highlights Non-GAAP Key Financial; Highlights Revenue for full year 2013 increased incrementally on a year-over-year basis. Continued to benefit from aggressive and focused cost reduction efforts, as demonstrated by the significant decease in OPEX for the year. Made significant improvement in operating cash flow and incremental improvement on the bottom line during the year. Continued to maintain a strong balance sheet with cash of approximately $107-8 million with no debt.

Non-GAAP Total Revenue Non-GAAP total revenues for the fourth quarter of 2013 were $38.0 million, a decrease of 7.3% from $41.0 million for the corresponding period of 2012. 20 Non-GAAP total revenues for the year ended December 31, 2013 were $163.0 million, an increase of 3.7% from $157.3 million for the year ended December 31, 2012. US$ in millions US$ in millions

Non-GAAP Gross Profit 21 Non-GAAP gross profit was $7.2 million for the fourth quarter of 2013, compared to $13.3 million for the corresponding period of 2012. Non-GAAP gross profit was $40.2 million for the year ended December 31, 2013, compared to $54.0 million for the year ended December 31, 2012. US$ in millions US$ in millions

Non-GAAP Gross Margin 22 Non-GAAP gross margin was 18.8% for the fourth quarter of 2013, compared to 32.4% for the corresponding period of 2012. Non-GAAP gross margin was 24.7% for the year ended December 31, 2013, compared to 34.3% for the year December 31, 2012.

Non-GAAP Operating Expenses 23 Non-GAAP operating expenses were $15.7 million for the fourth quarter of 2013, a decrease of 1.1% from $15.9 million for the corresponding period of 2012. Non-GAAP operating expenses were $53.4 million for the year ended December 31, 2013, a decrease of 20.2% year-over-year, from $67.0 million for the year ended December 31, 2012. US$ in millions US$ in millions

Non-GAAP Operating Income (Loss) 24 Non-GAAP operating loss was $8.6 million for the fourth quarter of 2013, compared to operating loss of $2.6 million for the corresponding period of 2012. Non-GAAP operating loss was $13.2 million for the year ended December 31, 2013, compared to operating loss of $13.0 million operating loss for the year ended December 31, 2012. US$ in millions US$ in millions

Non-GAAP Net Income (Loss) 25 Non-GAAP net loss was $16.1 million for the fourth quarter of 2013, compared to net loss of $8.0 million for the corresponding period of 2012. US$ in millions Non-GAAP net loss was $22.7 million for the year ended December 31, 2013, compared to net loss of $17.6 million for the year ended December 31, 2012. US$ in millions Operation Operation Equity Pick up and Investment Impairement Equity Pick up and Investment Impairment

 Cash balance of $107.8 million in cash, cash equivalents and short-term investment. Cash used in operating activities for the full year was $1.9 million. Cash used in investing activities for the full year was $28.9 million. Cash used in financing activities for the full year was $30.7 million, mainly due to a $30 million share repurchase program. Cash Flow Analysis 26

Non-GAAP Operating Cash Flow 27 Non-GAAP net cash used in operating activities was $3.8 million for the fourth quarter of 2013, compared to $6.4 million for the corresponding period of 2012. Non-GAAP net cash used in operating activities was $1.9 million for the year ended December 31, 2013, compared to $11.4 million for the year ended December 31, 2012. US$ in millions US$ in millions

 We believe our valuation should most appropriately be equal to the sum of parts that include our net cash position, the enterprise value of our broadband business, and the economic value of our strategic investments: We have $107.8 million in cash and no debt. In terms of enterprise value, we compete in an industry with long-term growth prospects and our comparable companies are trading at an average approximately 1.5 times price to sales ratio. The Company has made several smart investments in the past, mostly notably aioTV and iTV Media, which will ultimately create value for UTStarcom’s shareholders. We believe our market capitalization will eventually reflect the true economic value of all our underlying assets. A View on Valuation 28

Company Outlook 29

30 In 2014, the Company will move through a continued transition. New products are in early stages of their product life cycle and new customer wins are going through project deployment phases. The Company is fully committed to broadband as the driver of our business and new products will become significant revenue contributors beginning in later part of 2014. Gross margin may experience headwinds from the Japanese yen depreciation. Will maintain a tight focus on financial controls and continue to reduce costs. Expect to deliver additional incremental improvements in overall financial performance compared to 2013. Company Outlook

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Simona Kormanikova (New York) Tel: +1 212-850-5685 Email: Simona.Kormanikova@fticonsulting.com 31